FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2005	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910 and 333-112619) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

FORBES MEDI-TECH INC.

REPORT OF VOTING RESULTS

Forbes Medi-Tech Inc. reports that at its Annual General Meeting held May 18, 2005, the following resolutions were voted on by a show of hands with the following outcome:

Resolution	Outcome
Appointment of KPMG LLP as auditor	Approved
Directors authorized to fix remuneration of auditor	Approved
Set number of directors for election at the Meeting at 6	Approved
Elect management nominees as directors	Approved. The following were elected: Charles Butt; Don Buxton, Joe Dunne, Nitin Kaushal, Percy Skuy; Lily Yang

AMEND the Company’s 2000 Stock Option Plan as described in the Information Circular Dated April 11, 2005. The Amendment provides that if an Independent Director’s position as a director is terminated due to death, disability, or otherwise other than for just cause, then any option held by such Independent Director that could have been exercised immediately prior to such termination shall be exercisable for a period ending on the earlier of (i) the original expiry date of the option; and (ii) the expiry of that period of time from the date of termination which is equal to the period of time that such Independent Director had continuously provided his or her services to the Company in such capacity, but in no event less than 1 year.  The Amendment also defines an “Independent Director”.

Approved (all Independent Directors and their Associates having abstained from voting)